Exhibit (h)(1)(iv)

AMENDMENT NO. 2

TO THE

MUTUAL FUNDS SERVICES AGREEMENT

AMENDMENT NO. 2 to the Mutual Fund Services Agreement dated as of May 1, 2006, between EQ Advisors Trust, a Delaware statutory trust (“Trust”) and AXA Equitable Life Insurance Company (“AXA Equitable”), a New York stock life insurance company (“AXA Equitable” or “Administrator”) (“Amendment No. 2”).

The Trust and AXA Equitable agree to modify and amend the Mutual Fund Services Agreement dated as of May 1, 2000, as amended by Amendment No. 1 dated as of September 9, 2005 (“Agreement”) as follows:

1.	Schedule A. Schedule A to the Agreement, which sets forth the compensation to be paid by the Trust to AXA Equitable for services rendered pursuant to the Agreement, is hereby replaced in its entirety by Schedule A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first above set forth.

EQ ADVISORS TRUST	AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Kenneth T. Kozlowski	/s/ Steven M. Joenk
Kenneth T. Kozlowski Chief Financial Officer	Steven M. Joenk Senior Vice President

AMENDMENT NO. 1 TO

Schedule A

OF THE MUTUAL FUNDS SERVICES AGREEMENT

FEES AND EXPENSES

Trust Administration, Accounting and Compliance Fees

0.12% of the first $3 billion of the Trust’s average daily net assets; 0.11% of the next $3 billion of the Trust’s average daily net assets; 0.105% of the next $4 billion of the Trust’s average daily net assets; 0.10% of the next $20 billion of the Trust’s average daily net assets and 0.975% thereafter, plus $30,000 fee per portfolio.